U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB

                          File No.: __________________

                                 CIK: 0001143332

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  WARP 9, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)


                  Delaware                   77-0522115
                  --------                   ------------
State or other jurisdiction of           IRS Employer ID Number
incorporation or organization

6144 Calle Real, Suite 200, Santa Barbara, CA     93117
---------------------------------------------     -----
(Address of principal executive offices)          Zip Code)

         Issuer's telephone number:  (805) 964-3313


           Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I

                                                                           Page

Item 1.           Business.....................................................3

Item 2.           Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................21

Item 3.           Properties..................................................22

Item 4.           Security Ownership of Certain Beneficial Owners
                        and Management........................................23

Item 5.           Directors and Executive Officers of the Registrant..........23

Item 6.           Executive Compensation......................................28

Item 7.           Certain Relationships and Related Transactions..............29

Item 8.           Description of Securities...................................30

                                     PART II

Item 1.           Market for Registrant's Common Stock and
                        Security Holder Matters...............................31

Item 2.           Legal Proceedings...........................................31

Item 3.           Changes in and Disagreements with Accountants
                        on Accounting and Financial Disclosure................31

Item 4.           Recent Sales of Unregistered Securities.....................31

Item 5.           Indemnification of Directors and Officers...................34

                                    PART F/S


Financial Statements and Supplementary Data..................................F-1

Signature Page................................................................35

Exhibits, Financial Statement Schedule and Reports on Form 8-K................49

PART I


Item 1.  Description of Business.

General

Warp 9, Inc. ("Warp 9" or the "Company") has developed a mobile data platform designed to alter the way many forms of mobile transactions are conducted in the future. The Warp 9 eCapsule(TM) Platform, based on the Company's proprietary eCapsule technology (patent filed on January 2, 2001) can be used to rapidly create, deploy and manage mobile data applications that connect desktop computers, laptop computers, smart cell phones, personal digital assistants
(PDAs) and wireless transaction terminals. Applications for the Company's proprietary technology include mobile messaging, mobile commerce, mobile access to corporate and personal data and the mobile Internet.

                                 Company History

Warp 9 Technologies, LLC, a California limited liability company ("Warp 9 LLC"), was founded in February 1996 by Jon Lei and Roger Endo to provide Internet products and services. In May 1996, Warp 9 LLC launched SBnet, an Internet service provider dedicated to providing high-quality Internet access and customer service. Warp 9 LLC began developing its core e-commerce business in late 1996 and introduced the Warp 9 Internet Commerce System to its first major customer in March 1997. In July 1998, Warp 9 LLC sold its SBnet consumer dial-up subscriber accounts to MindSpring Enterprises, Inc. (merged with Earthlink,
NASDAQ: "ELNK"), a national Internet service provider, in order to allow Warp 9 LLC to focus its resources on higher margin business accounts and on building the Warp 9 ICS business. Warp 9 LLC retained approximately 200 business accounts that the Company continues to service under the SBnet name.

On September 30, 1999, Warp 9 LLC was reorganized and merged into eCommerceland, Inc. ("eCommerceland"), a Delaware corporation formed on August 27, 1999. As a result of that reorganization, eCommerceland succeeded to all the rights, assets, liabilities, and obligations of Warp 9 LLC. On December 21, 2000, eCommerceland changed its corporate name to Warp 9, Inc.

                             The Company's Business

The Company's strategy is to provide a breakthrough solution for the problem posed by the mobile use of the wireless Internet.

The Problem

The wireless/mobile world is filled with challenges that impede the rapid adoption of mobile data applications. For example, most devices have small amounts of application memory, which means applications need to be lightweight and transient - i.e. a coupon comes into a phone, stays in the phone, then it should leave when it's redeemed. Another problem is that there are no standardized operating systems for all devices - in order to deploy an application you will need to support J2ME, BREW, PalmOS, PocketPC, and Symbian, at least. In addition, coverage problems pose a big challenge to deploying robust mobile data applications. On top of that, mobile devices sometimes operate over the Internet, sometimes Bluetooth, and sometimes Infrared.

Existing client/server platforms approach this problem by simply trying to map the Web experience onto mobile devices. Unfortunately, this approach falls short in the areas of ad-hoc user interaction, operational scalability, security, and cost. Most platforms require that every device be connected to a server on the Internet - which is economically unattractive.

The Solution

Warp 9 offers the only solution that elegantly addresses these problems. The Warp 9 eCapsule Platform relies on the use of lightweight mobile agent technology to give the data intelligence to solve its own problems. eCapsules can autonomously traverse through different networks with little or no help from a central server while transparently addressing bad connectivity and security issues on their own. eCapsules can migrate from device to device or server to server and perform work without continuous interaction with the users. The end result is a reduced number of clicks required to complete a transaction or task, which will lead to faster adoption of mobile data services. With eCapsule technology, paying a parking meter is as simple as parking the car -- the parking meter doesn't even have to be connected to some wireless carrier - all that is required is Infrared or Bluetooth. The eCapsule Platform's distributed peer-to-peer architecture drastically reduces the cost for enterprises that deploy mobile data applications. Warp 9 provides a universal platform that essentially consolidates the problem of developing and deploying on a myriad of devices and networks into a single task of creating eCapsules.

Working Prototype

On September 19, 2001, Warp 9 demonstrated a working prototype of its breakthrough eCapsule mobile data technology at the Santa Barbara Business Alliance Executive Roundtable held at the Montecito Country Club, in Montecito, California. Over 100 members of the business and technology community were able to see an actual demonstration of an eCapsule containing a mobile message that instantly roamed throughout the banquet hall from a laptop computer to an i85s Nextel Java cell phone to a Palm V wireless PDA. The Company's prototype also runs on a Jornada 540, RedHat Linux, and MSFT Windows.

On January 31, 2002, Warp 9, in conjunction with a strategic partner in the vending industry, demonstrated a working prototype of a next generation vending machine based on embedded eCapsule technology. An eCapsule was sent from a user's handheld device to the vending machine's embedded computer that then actuates all the proper switches to release a can of soda. Warp 9 intends to explore and exploit application opportunities in the vending industry using eCapsule technology.

Other Applications for Warp 9 eCapsule Mobile Data Technology

Warp 9 will use its eCapsule technology to facilitate the explosive growth of the mobile data economy. Despite the fall of the dot-com world, we have seen the tremendous success of the World Wide Web over the past 5 years. The new Internet economy will be far more mobile and will embody computer-to-Web, wireless device-to-Web and wireless device-to-device transactions. Warp 9's eCapsule mobile data technology has extraordinary market potential in an almost limitless number of applications, including:

Mobile Roaming Messaging

Using eCapsule technology, a peer-to-peer roaming instant messaging application can be deployed. A message in the form of e-mail, fax or voice can be encapsulated in an eCapsule along with intelligence to roam through a network of personal devices, such as smart cell phones, PDAs, computers and TV set-top boxes, delivering a message to the recipient in real-time. Once the recipient is located, a normal instant message session can take place with either text or multimedia content. This mode of messaging is fundamentally different and natural in that the message comes to the user.

Mobile Alerts

An eCapsuleAlert is an application based on the Warp 9 eCapsule Platform that dramatically enhances the mobile auctioning experience by facilitating 1-click interactive alerts using smart devices. An eCapsuleAlert contains all the data and logic necessary to find and interact with the user in real time, securely and over multiple devices. In short, eCapsuleAlerts are secure, mobile, multi-channel, actionable alerts. The use of eCapsuleAlerts offers a highly secure, mobile solution when a timely reaction to a particular event becomes a critical part of a business or consumer process. Target customers include auction systems, enterprise information technology and financial services.

Mobile Commerce

Large manufacturers and retail chains spend enormous sums of money advertising their products. Their challenge is to turn prospects into buyers. To solve this problem, the seller could mention a money saving coupon during its TV commercials. A TV viewer with a Bluetooth or infrared-enabled set-top box could use his or her Web-enabled cell phone to receive an eCapsule containing the seller's digital coupon good for a discount on a specific item if presented at a participating store within 48 hours. The eCapsule would be "saved" -- "sleeping" in the user's device. At the checkout counter, the user could redeem the saved eCapsule by pointing his or her Web-enabled cell phone at the Bluetooth or infrared-enabled cash register and pay the reduced price.

Mobile Vending

Wireless mobile vending solutions today require the physical machine to have a live Internet connection that makes mass deployment very difficult and costly. Using eCapsule technology, a purchase transaction can be completed with end-to-end security by allowing the vending machine to share the connection on the smart phone or PDA using an Infrared or Bluetooth connection. The eCapsule can fully encapsulate the payment transaction from the vending machine, to the handheld device, to the Internet and back. On debit account deployment, it would simply debit the amount on the handheld device. This approach requires minimal cost and modification to existing vending machines and allows for ubiquitous mobile vending.

Mobile Corporate Data Access

Rather than force-fitting every mobile application into a client/server solution such as enterprise portals, corporate information technology developers can design autonomous eCapsule software agents to perform dedicated tasks securely without compromising the integrity of existing systems. For example, an eCapsule can be easily designed to allow a doctor to retrieve a patient's X-Ray from a central server anywhere and forward it to a TV screen nearby; all with his or her wireless handheld device.

Mobile Marketing

An advertiser can encapsulate a "10% off" coupon in an eCapsule and load it into a Bluetooth access point on the side of a bus. A mobile user on the street could save the coupon in his smart phone, then redeem it at a retail store by simply pointing his or her phone at the cash register. Likewise, an advertiser can push eCapsule coupons over a carrier's network directly into the user's smart phone.

Mobile Personal Information Manager (PIM)

An eCapsule containing a digital business card could be sent by an executive's assistant into his or her cell phone's address book, even while the executive is on the phone. After completing the first call, the executive could simply access the contact needed and make the second call. Because the eCapsule business card has intelligence, it can then roam through the executive's other PIM devices and synchronize those contact databases as well with the new contact record.

Competitive Advantages

Unlike most competitive offerings that are strictly client/server based, the Warp 9 eCapsule Platform has been built from the ground up based on distributed and peer-to-peer architecture that mirrors the nature of mobile devices and networks. The eCapsule Platform possesses the following distinct competitive advantages:

o       Patent pending eCapsule approach to solving mobile data problems
o       Fewer number of clicks to complete transactions or tasks
o Roaming feature gives an application inherent presence detection and management without extra hardware or software
o High grade security through digital signing of eCapsules with automatic establishment of secured trusted networks
o Lower total cost of ownership by reducing device side software upgrades and allowing for almost zero-cost application version upgrades
o       Addresses both device-to-device as well as device-to-server transactions

Revenue Model

The Company's management believes that most of the Company's revenues will come from the license of its eCapsule Platform, customer training and support, and software upgrades to Wireless Carriers, Enterprises, and Independent Software Vendors. The Company's management has decided to use a deployment pricing model based on the number of user devices. Customers will be asked to pay a one-time license fee for each device that uses an eCapsule Plugin. The customer will receive all software development and deployment software components associated with the eCapsule Platform. Customers will then be invited to subscribe to an ongoing service plan (optional) that would provide training, support, maintenance and software upgrades, and payable monthly per device.

Business Development Opportunities

The Company's sales strategy is to develop relationships with channel partners such as independent software vendors, systems integrators, information technology consultants, device manufacturers (OEMs), wireless application service providers and interactive agencies.

The eCapsule Platform is in the post-prototype phase and the Company is actively pursuing business development opportunities with the following goals:

o Get the eCapsule technology into the marketplace in the form of a high value application
o     Co-develop and co-invest in pilot application and deployments
o     Refine the eCapsule Platform through pilot programs  and customer feedback
o     Establish strategic partners in key markets and countries


                             Proprietary Technology

Patent Application #1: Self-Contained Business Transaction Capsules

An application for a U.S. patent in the name of Jonathan L. Lei and assigned to Warp 9 for Self-Contained Business Transaction Capsules (Docket No.
23803-250394) was filed on January 2, 2001, by the Company's intellectual property counsel, Pillsbury Winthrop, LLP.

A self-contained business transaction capsule, or eCapsule, is a small electronic capsule that contains all the necessary data and logic to complete a business transaction. The eCapsule is a "thin" and "lightweight" small computer-readable file that is device independent. The eCapsule allows an online merchant, for example, to encapsulate an individual product or offer into an intelligent object that is capable of completing entire transactions. The eCapsule includes data about the product or service being provided, such as the price, image, and a textual description of the product or service (a transaction description). The eCapsule also includes transaction logic or business logic capable of completing the transaction, such as billing and shipping information, order routing information, order status information, shipping status information, and any other transaction rules necessary to process the transaction. Moreover, the eCapsule is adapted to be broadcasted to, and stored on, a portable electronic device, such as a mobile wireless-enabled device, like a cellular telephone, a personal digital assistant (PDA) or a laptop computer.

Patent Application #2: Utilizing Mobile Devices As A Communication Proxy For Non-Connected Terminals

An application for a U.S. patent in the name of Jonathan L. Lei and Brian J. Fox and assigned to Warp 9 for Utilizing Mobile Devices As A Communication Proxy For Non-Connected Terminals (Docket No. 23803-277301) was filed on February 21, 2002, by the Company's intellectual property counsel, Pillsbury Winthrop, LLP.

This invention is a method and system in which terminals, appliances and machines without dedicated Internet connections, can complete Internet based transactions by using the connection on the user's handheld device. An example of an application of this invention is a vending machine that can conduct electronic payments without having an internal wireless device that communicates with a server on the Internet. Existing solutions require the vending machine to be equipped with an internal cell phone. Using this invention, the vending machine can communicate with the consumer's handheld device via Infrared or Bluetooth and simply uses the handheld device as the conduit to the Internet for remote payment processing. This invention also covers many other applications including secured doorways, factory floors and smart data acquisition sensors. This invention can also be used in combination with eCapsule technology to facilitate a number of eCapsule solutions.

                           Other Products and Services

Warp 9 ICS

The Company began developing its core e-commerce business in late 1996 and introduced the Warp 9 Internet Commerce System ("Warp 9 ICS") to its first major customer in 1997. The Warp 9 ICS is a proprietary and extensible system that enables any business to expand its operation to the Internet with minimal investment, overhead and risk. A business does not need to invest in new hardware or software in order to utilize the Warp 9 ICS, because the product is offered as a fully managed online catalog solution that includes hosting on the Warp 9 Web server. It provides project management, development, and integration into a company's existing business processes. The Company has packaged the process and technology required for complete e-commerce site deployment.

Warp 9 EMS

Warp 9 EMS is a web-based e-mail campaign and list management system designed for high performance and reliability. EMS's sophisticated technology will allow marketers to send targeted e-mail campaigns that help grow, retain and maximize the lifetime value of their customers. Through content personalization and list segmentation, campaign efforts will result in higher response rates, higher conversion rates and improved customer loyalty. Warp 9 EMS enables unprecedented response rates that are not achievable through traditional forms of direct marketing.

Revenue Model

The Company charges its customers a monthly subscription fee to the Warp 9 ICS and Warp 9 EMS product using an application service provider (ASP) model. Warp 9 ICS is priced between $500/month to $5,000/month depending on the size of the client's e-commerce website. Warp 9 EMS is priced between $100/month to $2,000/month in addition to a price per email sent.

A customer has a high level of incentive to continue the Warp 9 ICS contract because the Company retains ownership of the underlying technology, source code, software programs and scripts that give the web site its functionality. A customer's alternative is to start again from scratch, spending at least $100,000 to build a comparable web site elsewhere (plus on-going maintenance), or cancel its online presence altogether. The Company believes most customers will renew. Likewise, a customer has a high level of incentive to continue the Warp 9 EMS product, if marketing is part of its budget, because segmented e-mail lists cannot be downloaded from EMS unless it pays the $2,000/month fee. Periodic feature enhancements keep customers on the cutting edge of e-mail marketing strategies.

Competitiors

The Company will be subject to intense competition. Several large companies, with greater financial and managerial resources than the Company, and greater name recognition are offering mobile data solutions, and the competition is intense for such a lucrative market.

Warp 9 eCapsule mobile data technology is a very unique and innovative approach to solving the problem of rapidly developing, deploying and managing mobile data applications. Unlike most competitive platforms that are strictly client/server based, the Warp 9 eCapsule Platform has been built from the ground up based on distributed and peer-to-peer architecture that mirrors the nature of mobile devices and networks. In fact, Warp 9's eCapsule technology extends the capabil-ities of client/server solutions.

The Company's management has not been able to identify any offerings from any companies that can be considered direct competition to the Warp eCapsule
Platform. While certain market overlaps exist between the Company's eCapsule technology and other solutions, the Warp 9 eCapsule Platform is dsigned to provide unique competitive advantages.

Companies that Warp 9 may compete with in the mobile data market include:

ViaFone

ViaFone's flagship product, ViaFone OneBridge(TM), delivers voice and wireless data applications across all popular communications devices -- land-line, cellular and WAP-enabled phones, PocketPC and Palm handhelds, and RIM BlackBerry pagers. ViaFone OneBridge, which integrates with e-business and legacy systems, enables enterprises to extend workplace productivity beyond the arbitrary boundaries of walls, buildings, and wires. ViaFone OneBridge has a database-driven architecture that runs on any Java application server. It was built on a solid foundation of industry software standards including Java, Extensible Markup Language (XML), and Extensible Stylesheet Language (XSL). At its core is an open, XML-based framework allowing automatic, device-specific rendering over any mobile device.

Brience

Brience 3.0 - Mobile Processing Server is a highly scalable Java and XML based software that operates on a wide range of hardware platforms and supports a multitude of relational databases, legacy systems, packaged software or infrastructure software from leaders such as Openwave, Nokia, Oracle, IBM, BEA, Broadvision, Tibco, Siebel, PeopleSoft, SAP, ATG and several others. The software platform has support for over 200+ mobile devices that are commercially available and operate seamlessly across all major service provider networks.

BroadBeam

BroadBeam provides a wireless software platform called Axio with the following components:

o  ExpressQ - Wireless  messaging  server.
o  ExpressWeb - Wireless content server.
o Applications Connectors - The Axio platform offers a number of back-end connectors to enterprise applications. o Development Tools - Broadbeam offers Java, C++ and XML interfaces to enable rapid application development using familiar programming tools.

BroadBeam is a respected big player in "transcoding" technology. Its solution is highly client/server based, very much like Brience with the exception of its advanced store-and-forward messaging server, ExpressQ.

Bonita Software

Bonita Software is a startup, providing Java-based client/server technologies and applications to wireless service providers and device manufacturers. Its platform is composed of the following components:

o ToGo Client Engine - A Java 2 software that provides data s haring and task switching features that enable greater functionality and ease-of-use than standalone J2ME/MIDP applications.

o ToGo Server Engine - Java 2 Enterprise Edition software that sits on the server side and handles incoming commands to complete operations the client side requests.

ThinAirApps

ThinAirApps offers a product called ThinAir Server Platform that is client/server based over a real-time live connection between the client and the server. The server provides a rich execution environment, capable of supporting access from many different types of wireless devices, and allowing applications to serve data and interact with the users of these devices.

ZyDant

ZyDant is a new start-up company working on a product called ZAD. ZAD is currently running on the Palm OS, on the Palm Vx and VIIx devices. ZyDant is working with a strategic partner preparing to enter the pilot project stage. While ZAD is currently targeted at the rapidly growing wireless PDA marketplace, Zydant may choose to extend ZAD to other remote or wireless devices in the future, like selected cell phones, handheld computers, and the online desktop or laptop PC.

MobileSys

MobileSys is a leading wireless infrastructure services provider that includes a global wireless network and wireless messaging software and integrations for major enterprise applications. This company's primary product offerings include:

o MobileSys MX - an extremely reliable, highly scalable 2-way wireless messag-ing engine that can be integrated with mission-critical, enterprise applica-tions.

o The MobileSys Network(TM) - a global wireless data network that links enter-prise applications, ASPs, and eBusinesses with employees, customers, and partners.

                               Marketing Strategy

The Company's marketing strategy is to create a favorable environment to sell its Warp 9 eCapsule Platform. The Company intends to enhance, promote and support the fact that the Warp 9 eCapsule mobile data technology is the most complete and comprehensive solution available in the marketplace for mobile transactions.

                                 Sales Strategy

After creating a high level of perceived value and building significant demand for sales through its marketing campaign, the Company intends to aggressively sell the Warp 9 eCapsule Platform in the U.S. International sales will follow after achieving initial success in the domestic marketplace.

Sales Margin Structure

The Company's management believes that the majority of its sales will be derived from channel partners and certified integration partners. As a result, the sales margin structure must be these independent organizations.

Direct Sales

   o   Direct Sales- Full suggested list price.

   o Channel Partners/Certified Integration Partners Sales - 40% off suggested list price.

   o   Manufacturer's Representatives - 10% commission

Target Market Segments

The Company's management has identified the following primary target market segments for the Warp 9 eCapsule Platform:

        o   Wireless Carriers
        o   Enterprises
        o   Independent Software Vendors
        o   Device Manufacturers and Embedded Systems Integrators

In developing its sales forecast the Company's management has divided the U.S. market into the following end user segments:

Small Customers

According to D&B/iMarket there are 448,311 companies in the U.S. with 50-499 employees.

Mid-Size Customers

According to D&B/iMarket there are 25,925 companies in the U.S. with 500-4,999 employees.

Large Customers

According to D&B/iMarket there are 913 companies in the U.S. with 5,000 or more employees.


                             Distribution Channels

The Company plans to sell the Warp 9 eCapsule Platform through several channels of distribution, including:

Direct Sales to End Users

The Company's policy is to sell directly to end-users only when other channels of distribution are unavailable. The Company's management expects that direct sales will occur most often with smaller customers.

Channel Partners and/or Certified Integration Partners

The Company plans to identify a number of independent organizations that may serve as channel partners and or certified integration partners. These organizations are likely to have well-established relationships with mid-size to large size customers. Many may also provide specific vertical market applications.

The Company's requirements for channel partners and certified integration partners include: established branding, established market segment, solid reputation, high volume transactions and independent marketing and services organizations.

Executive Sales

Because many of Warp 9's large customers will tend to be top corporate managers, it is important that its Company president and senior managers present its products and services to its customers.

Field Sales Force

The majority of the Company's selling efforts to large accounts will be handled internally through its field sales force. Warp 9 has chosen to use a direct sales force because its large accounts require considerable customer education and post-sales support -- directly from the Company. The Company's price points, pricing structure and profits are such that its cost of sales warrants a "person-to-person" selling strategy.

Manufacturers' Representatives

The Company can supplement its own field sales force by entering into agreements with manufacturers' representatives. Because manufacturers' representatives carry several product/service lines that are compatible with the Company's products and services, Warp 9 plans to select manufacturers representatives carrying complementary and compatible products and services, as well as manufacturers' representatives that sell dissimilar products and services yet ones that are appropriate to their customers' customer.

Telemarketing

The Company plans to use a telemarketing service to perform the following functions:

o   Provide outside sales support
o   Respond to inquiries
o   Generate new sales leads

The Company intends to use outbound telemarketing to sell directly to its target market segments in the U.S. Specifically, the Company plans to hire outside telemarketing service firms to offer its products and services to new accounts within its reseller channel of distribution. The Company plans to test several factors to determine the optimum telemarketing sales campaign.

Selling Order

The Company plans to utilize the following marketing and selling order of events for its direct selling activities:

o   First effort - mail to prospective customers
o   Second effort - telephone prospective customers
o   Third effort - visit prospective customers


                             Administrative Offices

The Company currently maintains an office at 6144 Calle Real, Suite 200 Santa Barbara, CA 93117. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining other office facilities at any time in the foreseeable future. The Company pays $7,090 per month for rent.

                                   Employees

The Company currently employs 8 full-time individuals, all of whom are working at the Company's offices at 6144 Calle Real, Santa Barbara, California. Of those 8 full-time employees, 3 are employed in administrative, marketing, and sales positions, and the remaining 5 are technical employees employed in research, development, and technical product maintenance positions. The Company projects that during the next 12 months, the Company's workforce is likely to increase to 25, with 7 of the new positions being in the administrative, marketing, and sales areas and the remaining 10 of the new positions being in research, development, and production positions.

To support the Company's need for technical staffing, the Company has close ties to the computer science department at the University of California at Santa Barbara, where well-qualified programming technicians and software engineers are available. Additionally, the Company has established relationships with technical staffing organizations that continuously offer highly qualified personnel to meet the Company's needs, both locally and from out of the area.

All of the Company's employees have executed agreements that impose nondisclosure obligations on the employee and in which the employee has assigned to the Company (to the extent permitted by California law) all copyrights and other inventions created by the employee during employment with the Company. The rights underlying the application for the patent of the eCapsule technology have been assigned to the Company. The software underlying the Company's Warp 9 ICS product is protected by applicable copyright laws, and the Company owns all copyrights applicable to the Company. The Company has in place a trade secret protection policy that the Company's management believes to be adequate to protect the Company's intellectual property and trade secrets.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.


RESULTS OF OPERATIONS FOR YEARS ENDED JUNE 30, 2001 AND 2000.

The Company experienced recurring monthly income revenues of $636,616 and $513,637 in the fiscal years ended June 30, 2001 and 2000 respectively. The Company had other service income of $233,686 and $292,086 in fiscal years ended June 30, 2001 and 2000 respectively. After discounts and refunds of approximately $11,000 in each year, the Company had net revenue of $858,719 and $795,022 in fiscal years ended June 30, 2001 and 2000 respectively.

The operating expenses incurred by the Company in the fiscal year ended June 30 included cost of revenue of $123,027 in 2001 compared to $100,381 in 2000, selling, general and administrative expenses of $1,014,207 in 2001 compared to $1,029,041 in 2000, depreciation and amortization of $39,062 in 2001 and $24,150 in 2000. In 2001, the company had $38,996 in research and development costs but incurred no such costs in 2000. The net operating loss was ($356,573) for fiscal year ended in 2001 compared to ($358,550) for fiscal year ended in 2000.

In this fiscal year ended June 30, 2001 the Company had $4,139 in interest income ($25,366) in loss on asset disposal, and ($17,727) in interest expense for a total of ($38,954). The Company had, in fiscal year ended June 30, 2000, $3,627 in interest income, ($11,387) in interest expense, and $8,774 in miscellaneous income, for a net total of $1,014.

The Company, for fiscal year ended June 30, had a net loss of ($395,527) or ($.04) per share in 2001 as compared to ($357,536) or ($.04) per share in 2000.

The Company expects the trend of losses to continue. The Company intends to maintain its core service business at its present level while it develops its Warp 9 eCapsule Platform for commercial usage.


PROJECTED RESEARCH & DEVELOPMENT COSTS

The Company expects to expend, in the next year, approximately $700,000 to pay costs associated with completing development of the Warp 9 eCapsule Platform and technology.


RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AS COMPARED TO SAME SIX MONTH PERIOD ENDED DECEMBER 31, 2001

The Company had recurring monthly income revenues of $353,203 in 2001 and $328,171 in 2000 for the period. The Company also had other service income of $82,641 in 2001 and $94,971 in 2000 for the period. After discounts and refunds the total revenue was $433,694 for 2001 and $412,009 for 2000 for the period.

The Company incurred costs of revenue of $73,981 in 2001 compared to $62,499 in 2000 for the period. The expenses of the Company were $452,837 and $552,551 for selling, general and administrative for the periods in 2001 and 2000 respectively. The Company incurred depreciation and amortization of $21,343 in 2001 and $15,657 in 2000 for the period. In the 2001 period, the Company had research and development costs of $72,721 compared to no such costs in the 2000 period. Business development expenses of $90,000 were incurred in the 2001 period; however, no business development expenses were incurred in the 2000 period. Total expenses were $710,882 and $630,707 in the period in 2001 and 2000 respectively. The net operating loss was ($277,188) in the period in 2001 compared to ($218,698) in 2000.

Other income and expenses in the period netted a loss of ($10,585) in 2001 and ($4720) in 2000 in the period.

The net loss for the period was ($287,773) or ($.03) per share in 2001 compared to ($223,418) or ($.02) in 2000.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had $56,465 in cash on hand, and accounts receivable of $130,739, and prepaid expenses of $5560. The Current assets totalled $192,764 at December 31, 2001. Total property and equipment was $163,135 at December 31, 2001.

Current liabilities were $390,137 and long term liabilities were $23,913 at December 31, 2001. The Company had a deficit of ($197,373) in its current liabilities to current assets comparison.

The Company needs to achieve a private placement of common stock which it plans for March 2002, to raise up to $2,000,000 at $1.00 per share. The Company has no other capital resources other than cash on hand, and its common stock. The Company has no commitments for any additional private investments at March 2002.

Need for Additional Financing

The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs.

The Company has commenced a private placement of up to 2,000,000 shares of common stock at $1.00 per share to attempt to raise up to $2,000,000 in capital to continue business development.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to continue its business plan.


Item 3.  Description of Property.

The Company maintains an office at 6144 Calle Real, Suite 200 Santa Barbara, CA 93117. The Company pays $7,090 as rent for use of this office.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 31, 2001, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.




                                                               NUMBER OF SHARES          OWNERSHIP
SHAREHOLDERS/BENEFICIAL OWNERS                                                           PERCENTAGE
----------------------------------------------------------------------------------------------------------
Jonathan L. Lei (1)                                           7,837,002                 77.78%
c/o Warp 9, Inc.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117

Roger Endo (2)                                                360,000                   3.57%
c/o Warp 9, Inc.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117

Louie Ucciferri (3)                                           150,000                   1.49%
c/o Warp 9, Inc.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117

Brian Fox                                                     0                         0%
c/o Warp 9, Inc.
6144 Calle Real, Suite 200
Santa Barbara, CA  93117

All directors and executive
officers as a group (3 persons)                               8,347,002                 82.84%


(1) Jonathan L. Lei is Chairman of the Board of Directors, President, and Chief Executive Officer of the Company

(2)  Roger Endo is a director of the Company.

(3)  Louie Ucciferri is a director of the Company.

Each principal shareholder has sole investment power and sole voting power over the shares.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name                            Position Held              Tenure
----------------------------------------------------------------------------

Jonathan L. Lei                 President, CEO, and        Annual since 1999
                                Director

Roger Endo                      Director                   Annual since 2000

Louie Ucciferri                 Director                   Annual since 1999


The Company has a five-person Board of Directors, which presently has three positions filled by the individuals shown above.

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

The following pararaphs outline the biographical information of the officers and directors of the Company.

Biographical Information

Jonathan L. Lei, Chairman, President, and Chief Executive Officer of the Company. Mr. Lei, age 29, in 1996 co-founded Warp 9 Technologies, LLC, the predecessor to the Company. He holds both a Bachelor's degree and a Master of Science degree in Electrical and Computer Engineering from the University of California at Santa Barbara, where he studied and worked in the fields of computer aided design and development of application specific integrated circuits. Before co-founding Warp 9 LLC in 1996, he had been employed by Lockheed Martin (1993), Intel Corp (1995), and RC Electronics (1995-1996). While at Lockheed, Mr. Lei worked in the Palo Alto Research Labs developing Lockheed's next generation data acquisition systems used in structural testing of spacecraft and missiles. At Intel, Mr. Lei worked in the engineering team of the PCI Chipset Division, developing the motherboard chipset commonly known as Triton II. Building on his PCI bus experience at Intel, Mr. Lei worked at RC Electronics where he was the lead designer of a PCI data gathering board that transferred data from a multi-channel data acquisition system to an SCSI subsystem at sustained rates of over 4 Megasamples per second.

Under Mr. Lei's leadership and management, SBnet, the Company's consumer ISP division, grew to over 1500 users before Mr. Lei negotiated a transaction with MindSpring Enterprises to acquire the consumer dialup accounts in July of 1998. During this same period, Mr. Lei acted as the co-developer and visionary of the Company's flagship product, the Warp 9 Internet Commerce System. Following the MindSpring acquisition, Mr. Lei redirected the Company's focus into e-commerce, with sales, marketing, and further development of the Warp 9 ICS. Mr. Lei is the inventor and visionary of the Company's Mobile Commerce System and eCapsule technology and has directed the Company's efforts in wireless transactions. Mr. Lei was an officer and is a lifetime member of Tau Beta Pi, a national engineering honor society.

Roger Endo, age 29. Mr. Endo was a co-founder of the Company's predecessor. He currently serves as a software architect for biotech leader Amgen Inc. Mr. Endo is involved in the design and development of enterprise applications to automate Amgen's drug discovery process. He has been employed at Intel Corporation and Sonatech, Inc. Mr. Endo holds a Bachelor of Science degree and a Master of Science degree in Electrical and Computer Engineering from the University of California at Santa Barbara.

Louie Ucciferri, age 41. Mr. Ucciferri is founder and President of Private Equities Group, an investment-banking firm formed in 1995 to provide financial and investment advisory services to early stage companies. He has raised investment capital for both private and public companies and has been instrumental in creating liquidity for investors in the form of public offerings. Since November 1998, he has also served as President of Camden Financial Services, a NASD registered broker dealer that serves as the dealer manager for a real estate company that has raised in excess of $150 million in equity capital for the acquisition of commercial office properties in southern California and Arizona.

Brian J. Fox, age 42. Chief Technology Officer since March 2001. He worked for the Massachusetts Instititue of Technology (1985-1988) and from 1988-1990 he worked at the University of California at Santa Barbara. Mr. Fox perviously served as co-founder and Chief Technology Officer of Supply Solution, Inc. (1998-2000), a venture capital backed privately held company funded by Enterprise Partners, Sigma Partners and The Sprout Group. He developed SupplySolution's flagship product, iSupply, which currently fuels SupplySolution's growth. Prior to SupplySolution, he founded Universal Access, Inc (1995-1998), where he developed the programming language Meta-HTML. He was the second employee at the Free Software Foundation (Project GNU). Mr. Fox is the author of BASH, the UNIX shell, which is widely utilized in modern versions of UNIX.

The Company intends to fill the vacancies on the Board of Directors with addi-tional qualified personnel over the next twelve months.

Mr. Jonathan L. Lei signed an Employment Agreement with the Company dated effective September 30, 1999. That agreement appoints Mr. Lei as President and Chief Executive Officer of the Company, reporting directly to the Board of Directors, for a three-year term. Mr. Lei is obligated to devote his exclusive business time to the Company during that term. The Company is obligated to compensate him with a cash salary of Eleven Thousand Five Hundred Dollars ($11,500.00) per month, and he is eligible to receive an annual discretionary bonus payable in such amount and based upon such factors as the Board of Directors and Mr. Lei identify annually. In addition, Mr. Lei is eligible to receive a grant of options or restricted stock under the Company's Stock Option Plan (subject to approval by a disinterested majority of the Board or a disinterested majority of the Company's stockholders), accrues vacation at a rate of three (3) weeks per year, is entitled to the use of a car at the Company's expense, and is eligible to participate in other fringe benefits on the same terms on which those other benefits (if any) are offered to the Company's employees generally. The agreement prohibits Mr. Lei from soliciting the Company's employees or customers during the one-year period following termination of Mr. Lei's employment with the Company for any reason. Mr. Lei may terminate the agreement only upon a breach by the Company or upon his death or disability. The Company may terminate Mr. Lei's employment only for "cause," as defined in the agreement to include, among other things, materially failing to perform assigned duties, gross negligence, and intentional misconduct.

Brian Fox has an Option to purchase 479,000 shares at $1/share from Jon Lei. Such Option is vesting 1/36 per month from March 26, 2001. Mr. Fox has an Option to purchase 479,000 shares at $1/share from the Company's Stock Option Plan Vesting 1/48 per month from March 26, 2001. If terminated by the Company without cause after $5,000,000 of institutional or venture capital investment, then he's is entitled to 6 months of severance pay, option vesting, and health insurance coverage. Mr. Fox's salary is $12,083.33/month ($145,000/year).

First-Refusal Agreements

Certain of the Company's shareholders (i.e., Messrs. Roger Endo, Fu Xin Lei, Louie Ucciferri and Corporate Strategies, Inc.) executed "First Refusal Agreements" with the Company, under which the Company has the right and option (but not the obligation) to purchase any of their shares of Common Stock prior to those shares being sold to any third party. The purchase price for the shares would be the price offered by a third party in any bona fide proposed purchase and sale of those shares. The first-refusal restriction lapses after any "change of control" or initial public offering of the Company's capital stock. In addition, the First Refusal Agreement with Louie Ucciferri and Corporate Strategies, Inc., provides that the first-refusal rights created in that agreement lapse in all events after five (5) years.

Indemnification of Officers and Directors

As permitted by Delaware Corporation Law, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Delaware Corporation Law excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Delaware Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

Some officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.


Item 6.  Executive Compensation.

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                   Annual Compensation                         Awards
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Name and Principal       Year         Salary ($)     Bonus ($)    Other Annual            Restricted Stock     Securities
Position                                                          Compensation ($)        Award(s)             Underlying Options/
                                                                                          ($)                  SARs (#)
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Jonathan L. Lei,         1999         34,500         0            0                       0                    0
President, CEO           2000         138,000        0            0                       0                    0
Director                 2001         138,000        0            0                       0                    0
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------
Brian Fox*               1999         0              0            0                       0                    0
Chief Technology Officer 2000         0              0            0                       0                    0
                         2001         108,750
------------------------ ------------ -------------- ------------ ----------------------- -------------------- ---------------------


* Date of employment - 3/26/2001


Brian J. Fox Employment Agreement. Brian Fox has an Option to purchase 479,000 shares at $1/share from Jon Lei. Such Option is vesting 1/36 per month from march 26, 2001. Mr. Fox has an Option to purchase 479,000 shares at $1/share from the Company's Stock Option Plan Vesting 1/48 per month from March 26, 2001. If terminated by the Company without cause after $5,000,000 of institutional or venture capital investment, then he's is entitled to 6 months of severance pay, option vesting, and health insurance coverage. Mr. Fox's salary is $12,083.33/month ($145,000/year).

Jonathan Lei Employment Agreement. Mr. Lei is employed at $138,000 per year for position of President, CEO, and Director.


                                                  Directors' Compensation
                                                  -----------------------
Name                             Annual  Meeting  Consulting      Number   Number of
                               Retainer  Fees     Fees/Other      of       Securities
                                 Fee ($) ($)      Fees ($)        Shares   Underlying
                                                                  (#)      Options
                                                                           SARs (#)
A. Director             2001      0        0          0            0           0
   Jonathan L. Lei

B. Director
   Roger Endo           2001      0        0          0            0           0

C. Director
   Louie Ucciferri      2001      0        0          36,000       0           0


         Option/SAR Grants Table (None)

Aggregated  Option/SAR  Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

The Company has an incentive stock option and retirement 401(K) plan (non-matching) for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Louie Ucciferri - Director Compensation. Mr. Ucciferri agreed to serve for payment of Director Compensation of $36,000 per year in 2001 and at $10,000 per month on a month-to-month basis in 2002.

Item 7. Certain Relationships and Related Transactions.

Jonathan Lei has been accruing parts of his salary since 1999. That amount is reflected in the Company's Balance Sheet as a liability.

No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

Item 8.  Description of Securities.

The Shares being registered are shares of the Common Stock of the Company, with a par value of one cent ($0.01). The holder of each Share is entitled to one vote per Share. The holders of the Shares do not have any preemptive rights, and there is no liquidating preference associated with the Shares.


                         RIGHTS OF CERTAIN SHAREHOLDERS

The Company sold 584,421 shares of its common stock, at a split-adjusted price of $1.00 per share, under the terms of a private offering as described in a Confidential Offering Memorandum, dated November 1999 (reflects a three-for-one stock split of the outstanding shares of the Company's common stock effected on December 21, 2000). The Company executed an Investor Rights Agreement with each investor in that offering. Under that Agreement, individuals purchasing Shares in the November 8, 1999 Offering were granted the following rights:

Piggy-Back Registration Rights

The holders of the then-outstanding Shares sold in the Offering may elect to cause the Company to register their Shares in connection with any initial public offering, and other subsequent offerings, of the Company's common stock. The sale of such Shares is subject to a market lock-up agreement, under which the Shares may not be sold for such period following the initial public offering (not exceeding 180 days) as the Company's underwriters may designate. The costs and expenses of preparing and filing a registration statement with respect to such Shares, and causing that registration statement to become effective, shall be borne by the Company.

Demand Registration Rights

During the five-year period commencing thirty-six (36) months following the sale of the first Shares sold in the Offering, the holders of thirty percent (30%) of the then-outstanding Shares sold in the Offering may elect to require the Company to file with the United States Securities and Exchange Commission a registration statement and to exercise its reasonable best efforts to cause that statement to become effective; however, this right is exercisable only if the aggregate offering price of the Shares sought to be registered is at least One Million Dollars ($1,000,000.00). If those two requirements (i.e., a request by holders of 30% of the outstanding Shares and offering price of Shares sought to be registered is at least $1,000,000) are satisfied, then the Company is obligated to exercise its best efforts to effect the registration. The costs and expenses of preparing and filing that registration statement and causing it to become effective shall be borne by the Company. The Company will not be obligated to effect more than four (4) such registrations pursuant to the exercise of these demand registration rights.


First Offer In Dilutive Issuances

If after the closing of the Offering the Company proposes to conduct an offering of its securities (the "Dilutive Offering") at the equivalent of a price that is less than One Dollar ($1.00) per Share of Common Stock, then the Company first must provide to each person purchasing Shares in the Offering a written notice of such proposed Dilutive Offering, including a summary of the securities proposed to be offered, the equivalent price per Share of Common Stock at which that Dilutive Offering is proposed to be conducted, and other material terms of the Offering. During the ten-day period following that notice, each Investor may elect to purchase in the Dilutive Offering (pro rata based on their relative percentage ownership percentage) a number of the securities being offered so that immediately after the closing of the Dilutive Offering the investor will continue to hold the same percentage of the outstanding capital stock of the Company.

Under the terms of the Investor Rights Agreement, the rights described above may be modified at any time upon the written approval of the Company and holders of a majority of the Shares then subject to that Agreement.

Shareholders

Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

Transfer Agent

The Company has engaged Reicker, Pfau, Pyle, McRoy & Herman LLP, located at 1421 State Street, Suite B, Santa Barbara, California 93101 as its transfer agent.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters


                    DIVIDENDS, DISTRIBUTIONS, AND REDEMPTIONS

The Company has not paid, and does not anticipate paying, any dividends or other distributions to investors purchasing Shares in the Offering. The Company is taxed as a "C" corporation for federal income tax purposes.

Under the Company's incentive Stock Option Plan, shares issued pursuant to that plan may be subject to certain restrictions on transfer that may occasion the Company's electing to purchase shares from current or former employees or consultants. Otherwise, the Company does not anticipate making any distributions with respect to its outstanding Shares of Common Stock.

The Company's predecessor was Warp 9 Technologies, LLC, a California limited liability company ("Warp 9 LLC"), which was merged with and into the Company in a transaction that closed effective September 30, 1999.

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were 51 unique holders of record of the Company's common stock as of February 28, 2002. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

In the last three years, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                                       Purchase      Date of
Purchaser                               Per Share      Amount        Purchase       Shares
---------                               ---------      ------        --------       ------

Jonathan Lei                            $.05           Founder       9/30/99        7,837,002
                                                       services

Corporate Strategies                    $.05           Founder       9/30/99        450,000
                                                       services

Roger Endo                              $.05           Founder       9/30/99        360,000
                                                       services

Fu Xin Lei                              $.05           Founder       9/30/99        180,000
                                                       services

D. Michael & Jane H. Rappeport          $3.00          $20,000       12/21/99       6,667

Bonnie Lee Parlee                       $3.00          9,913.50      2/3/00         3,333
Sterling Trust Company, Trustee
FBO Bonnie Lee Parlee IRA #53964

Edmundo Chang & Sandra Yau              $3.00          $18,000       2/28/00        6,000

Gary Goldberg                           $3.00          $15,000       2/28/00        5,000

Edmundo Chang                           $3.00          $11,968.50    3/2/00         4,000
Sterling Trust Company, Trustee
FBO Edmundo Chang IRA #54113

Benny & Carolyn J. Brown                $3.00          $15,000       3/21/00        5,000

John L. & Deborah H. Edgcomb            $3.00          $15,000       3/29/00        5,000
Family Trust

George Sharr                            $3.00          $15,000       3/30/00        5,000

Walter J. Kubon Jr. &                   $3.00          $15,000       4/18/00        5,000

George Sharr                            $3.00          $15,000       4/20/00        5,000

John L. & Deborah H. Edgcomb            $3.00          $15,000       5/5/00         5,000
Family Trust
Sterling Trust Company, Trustee
FBO John L. Edgcomb IRA #54719

Paul Radder                             $3.00          $15,000       5/5/00         5,000
Sterling Trust Company, Trustee
FBO Paul Radder IRA #55093

Edward V. Bona                          $3.00          $15,000       5/10/00        5,000


Howard S. Hedlund                       $3.00          $102,000      5/22/00        33,334

Grade-A Mailing Service LLC             $3.00          $15,000       6/5/00         5,000
(Jack Placido)

Jason Tian Chun Tu & Mei Li Tu          $3.00          $15,000       6/6/00         5,000

James Jyh-Gang Yeh & Doris Tau-Wen Yeh  $3.00          $15,000       6/6/00         5,000

Weidong Pei & Ning Xu                   $3.00          $15,000       6/19/00        5,000

Russell & Deborah Donnici Family Trust  $3.00          $15,000       6/29/00        5,000

Carlie W. & Lillian M. Smith            $3.00          $30,000       1/14/00        10,000

James L. Bartlett III                   $3.00          $100,000      3/7/00         33,333

Samuel B. III & Judy Ellen Smart        $3.00          $25,000       2/9/00         8,334

Michael E. & Lynn O. Surovik            $3.00          $25,000       2/14/00        8,334

George Weart                            $3.00          $10,002       2/14/00        3,334

Kenneth D. Theut                        $3.00          $24,000       5/16/00        8,000

Carlie W. & Lillian M. Smith            $1.00          $60,413       2/19/01        60,413

Ellis Boe                               $1.00          $25,000       5/14/01        25,000

Charles Seal                            $1.00          $5,708        5/30/01        5,708

Eileen Seal                             $1.00          $5,000        5/30/01        5,000

Mark Blackman                           $1.00          $10,000       6/22/01        10,000

Alfred Scuderi                          $1.00          $12,501       6/22/01        12,501

Mickey Robinson                         $1.00          $10,000       7/3/01         10,000

Dennis Lazuta                           $1.00          $5,000        7/12/01        5,000


Helen Tripi                             $1.00          $10,000       7/18/01        10,000

Douglas Kornbrust                       $1.00          $25,000       7/31/01        25,000

Richard Chu & Victoria Leu              $1.00          $25,000       8/27/01        25,000

Mason Smith                             $1.00          $5,000        8/31/01        5,000

Mason Smith                             $1.00          $20,000       8/31/01        20,000

Dennis Lazuta                           $1.00          $5,000        9/27/01        5,000

Carolee Smith                           $1.00          $5,000        10/8/01        5,000

John Wudarcki                           $1.00          $5,000        10/10/01       5,000

Thomas Mason                            $1.00          $5,000        10/10/01       5,000

Mary Fisher                             $1.00          $25,000       10/15/01       25,000

Mickey Robinson                         $1.00          $15,000       10/17/01       15,000

Charles Seal                            $1.00          $9,293        2/19/01        9,293

Kent Stone                              $1.00          $14,000       10/23/01       14,000

James Hammann (Sterling Trust)          $1.00          $30,000       11/21/01       30,000

David Donahue                           $1.00          $5,000        11/28/01       5,000

Carlie W. & Lillian M. Smith            $1.00          $25,000       12/7/01        25,000

Kent Stone (Sterling Trust)             $1.00          $20,000       1/29/02        20,000

Thomas Mason                            $1.00          $20,000       1/02/01        20,000

John Wudarcki (Sterling Trust)          $1.00          $15,000       1/04/01        15,000

Joseph Lake                             $1.00          $10,000       1/8/02         10,000

Helen Tripi                             $1.00          $5,000        1/22/02        5,000

Dennis Lazuta                           $1.00          $3,000        1/31/02        3,000


Corporate Strategies                    $1.00          $90,000       11/26/01       90,000
                                                       in the form
                                                       of services

Carlie & Lilian Smith                   $1.00          $40,000       2/2/01         40,000
                                                       in the form
                                                       of services



Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Regulation D, Rule 504, Section 4(6) and Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks and (3) were accredited investors. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records.

Item 5.  Indemnification of Directors and Officers

The Delaware General Corporation Law provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  March 7, 2002

                                            WARP 9, INC.


                                                /s/ Jonathan L. Lei
                                            by: ------------------------------
                                                Jonathan L. Lei, President


                                                Directors:


                                              /s/ Roger Endo
                                              ----------------------------------
                                              Roger Endo, Director


                                               /s/ Louie Ucciferri
                                              ----------------------------------
                                                Louie Ucciferri, Director

                                  WARP 9, INC.
                              FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000

                                           WARP 9, INC.


                                         TABLE OF CONTENTS


                                                                      PAGE

INDEPENDENT AUDITORS' REPORT                                          F-1


BALANCE SHEETS                                                        F-2


STATEMENTS OF OPERATIONS                                              F-3


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                          F-4


STATEMENTS OF CASH FLOWS                                              F-5


NOTES TO  FINANCIAL STATEMENTS                                     F-6 - F-12

                          INDEPENDENT AUDITORS' REPORT


     Board of Directors
     Warp 9, Inc.



         We have audited the accompanying balance sheets of Warp 9, Inc. (a Delaware Corporation) (formerly Warp 9 Technologies, LLC) as of June 30, 2001 and 2000 and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warp 9, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


     /s/ Rose, Snyder & Jacobs
     Rose, Snyder & Jacobs
     A Corporation of Certified Public Accountants

     Encino, California

     January 23, 2002


                                  WARP 9, INC.
                                 BALANCE SHEETS
                             JUNE 30, 2001 AND 2000


                                    ASSETS
                                                                                    2001               2000
                                                                                    -----              -----
CURRENT ASSETS
Cash                                                                                  $ 48,447          $ 296,717
Accounts receivable, net of allowance for doubtful account of $0                       123,970            122,602
Advance to shareholder                                                                   7,065                  -
Prepaid expenses                                                                         9,956              7,523
                                                                                        ------             ------

TOTAL CURRENT ASSETS                                                                   189,438            426,842
                                                                                      --------           --------

PROPERTY & EQUIPMENT, notes 3 and 4
Furniture, Fixtures & Equipment                                                         73,539             71,275
Computer Equipment                                                                     120,622             76,445
Commerce Server                                                                         50,000             50,000
Computer Software                                                                        3,036              2,536
Tenant Improvements                                                                     42,194                  -
                                                                                       -------                 --
                                                                                       289,391            200,256
Less: Accumulated depreciation & amortization                                         (107,412)           (68,350)
                                                                                      ---------           --------

NET PROPERTY & EQUIPMENT                                                               181,979            131,906
                                                                                      --------           --------

OTHER ASSETS
Lease deposit                                                                            7,029             12,670
Other assets                                                                             2,752              2,953
                                                                                        ------             ------
TOTAL OTHER ASSETS                                                                       9,781             15,623
                                                                                        ------            -------

 TOTAL ASSETS                                                                        $ 381,198          $ 574,371
                                                                                    ==========         ==========

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Note payable, note 4                                                                  $ 50,000                $ -
Accounts payable                                                                        90,366            109,120
Accrued liabilities                                                                     31,744             18,778
Officer salaries payable                                                               177,182            114,236
Staff salaries payable                                                                  22,229             18,342
Current portion -obligations under capitalized leases, note 3                           20,711             19,863
                                                                                       -------            -------

TOTAL CURRENT LIABILITIES                                                              392,232            280,339
                                                                                      --------           --------

LONG TERM LIABILITIES
Obligations under capitalized leases, note 3                                            33,746             21,494
Note payable, note 4                                                                         -             50,000
                                                                                       -------            -------

TOTAL LONG TERM LIABILITIES                                                             33,746             71,494
                                                                                       -------            -------

 TOTAL LIABILITIES                                                                     425,978            351,833
                                                                                      --------           --------

COMMITMENTS & CONTINGENCIES, note 8

SHAREHOLDERS' EQUITY, note 6
Capital Stock                                                                           33,534             31,948
Additional Paid-in Capital                                                             769,802            612,768
Stock Issuance Costs                                                                  (202,528)          (172,117)
Accumulated deficit                                                                   (645,588)          (250,061)
                                                                                      ---------          ---------

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                   (44,780)           222,538
                                                                                       --------           --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY DEFICIT                                   $ 381,198          $ 574,371
                                                                                     ==========         ==========


                        See independent auditors' report
                       and notes to financial statements.


                                  WARP 9, INC.
                            STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


                                                                                    2001               2000
                                                                                    ----               ----

REVENUE
Recurring Monthly Income, note 9                                                $    636,616      $     513,637
Other Service Income                                                                 233,686            292,086
Less: Discounts & Refunds                                                            (11,583)           (10,701)
                                                                               ---------------   ---------------

TOTAL REVENUE                                                                        858,719            795,022
                                                                               --------------     -------------

COST AND EXPENSES
Cost of revenue                                                                      123,027            100,381
Selling, general and administrative expenses                                       1,014,207          1,029,041
Depreciation and amortization                                                         39,062             24,150
Research and development                                                              38,996                  -
                                                                                     -------                  -

TOTAL COST OF EXPENSES                                                             1,215,292          1,153,572
                                                                               --------------      -------------

OPERATING LOSS                                                                      (356,573)          (358,550)
                                                                                    ---------          ---------

OTHER INCOME (EXPENSES)
Interest income                                                                        4,139              3,627
Loss on disposal of assets                                                           (25,366)                 -
Interest expense                                                                     (17,727)           (11,387)
Other income                                                                               -              8,774
                                                                               --------------    ---------------

TOTAL OTHER INCOME (EXPENSES)                                                        (38,954)             1,014
                                                                               --------------   ---------------


NET LOSS                                                                          $ (395,527)        $ (357,536)
                                                                                  ===========        ===========


Basic and diluted loss per share                                                     $ (0.04)           $ (0.04)
                                                                                     ========           ========

Weighted average number of shares                                                  9,620,114           9,139,481
                                                                                   ==========          =========

                        See independent auditors' report
                       and notes to financial statements.


                                                  WARP 9, INC.
                                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                                               Additional       Stock
                                                                    Common       Paid-in      Issuance     Accumulated
                                                     Shares         Stock       Capital         Cost        Deficit       Total
                                                     -------        ------      --------        -----       --------      -----
Balance, July 1, 1999                                       -           $ -           $ -            $ -           $ -          $ -

Issuance of common stock, note 6                    3,000,000        30,000       137,805              -             -      167,805

Additional issuance of common stock, note 6           194,807         1,948       582,438       (172,117)            -      412,269

Net loss, note 1                                            -             -      (107,475)             -      (250,061)    (357,536)
                                                    ---------      --------      ---------      --------      ---------    ---------

Balance, June 30, 2000                              3,194,807        31,948       612,768       (172,117)     (250,061)     222,538

Stock split, note 6                                 6,389,614             -             -                            -            -

Issuance of common stock, note 6                      158,620         1,586       157,034        (30,411)            -      128,209

Net loss                                                    -             -             -              -      (395,527)    (395,527)
                                                   ----------     ---------     ---------     ----------      ---------    ---------

Balance, June 30, 2001                              9,743,041      $ 33,534      $769,802     $ (202,528)   $ (645,588)   $ (44,780)
                                                   ==========     =========     =========     ===========   ===========   ==========

                        See independent auditors' report
                       and notes to financial statements.


                                  WARP 9, INC.
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000


                                                                              2001             2000
                                                                              -----            ----
OPERATING ACTIVITIES
Net loss                                                                      $ (395,527)      $ (357,536)
Adjustments to reconcile net loss to net
  cash used by operating activities:
Depreciation and amortization                                                     39,062           24,150
Loss on disposal of fixed assets                                                  25,166                -
(Increase) in accounts receivable                                                 (1,368)         (43,166)
(Increase) in prepaid expenses                                                    (2,433)          (6,416)
Decrease (Increase) in other assets                                                5,842          (13,937)
Increase in officer salaries payable                                              62,946          114,236
(Decrease) Increase in accounts payable                                          (18,754)          65,049
Increase in staff salaries payable & other liabilities                             9,838           13,077
                                                                                  ------           ------

Net cash used by operating activities                                           (275,228)        (204,543)
                                                                                ---------        ---------

INVESTING ACTIVITIES
Purchase of property & equipment                                                 (38,341)         (11,092)
                                                                                 --------         --------

Net cash used by investing activities                                            (38,341)         (11,092)
                                                                                 --------         --------

FINANCING ACTIVITIES
Issuance of common stock                                                          88,209          412,269
Payments on capitalized lease obligations                                        (22,860)         (15,379)
                                                                                 --------         --------

Net cash provided by financing activities                                         65,349          396,890
                                                                                 -------          -------

Net increase (decrease) in cash                                                 (248,220)         181,255
                                                                                ---------         -------

Cash at beginning of year                                                        296,717          115,462
                                                                                --------          -------

Cash at end of year                                                             $ 48,497        $ 296,717
                                                                               =========        =========


Supplemental disclosure of cash flow information
  Cash paid during the years for:

Interest                                                                       $ 17,727         $ 11,387
                                                                               =========        ========

                        See independent auditors' report
                       and notes to financial statements.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




1.   ORGANIZATION

     Warp 9, Inc. (the "Company") was incorporated in the state of Delaware, under the name of eCommerceland, on August 27, 1999. The Company, based in Goleta, California, began operations October 1, 1999. Prior to October 1, 1999, the Company was operated as WARP 9 Technologies, LLC, ("Warp 9") a California limited liability company. Warp 9 was merged with and into eCommerceland effective at its close of business, September 30, 1999, and on December 21, 2000 changed its name to Warp 9, Inc. For accounting and reporting purposes, the "merger" was considered a continuation of the same business, under a different type of entity. The operations and ownership of Warp 9, Inc. were substantially the same as Warp 9 Technologies, LLC.

     The Company's primary source of income is service of their Warp 9 contracts, which relates to internet data service and fully hosted web based software products. The accompanying financial statements for the year ended June 30, 2000 include the operations of the entity while doing business under Warp 9 Technologies, LLC for the period from July 1, 1999 through September 30, 1999. The net loss of $107,475 for the period from July 1, 1999 through September 30, 1999 has been included in the net loss presented on the statement of operations for the year ended June 30, 2000, and is presented as an adjustment to additional paid in capital on the statement of stockholders' equity (deficit).


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Going Concern
     -------------
     The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's losses, negative cash flows from operations and the working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion. As discussed in note 10, the Company is contemplating a public offering. Management believes this public offering will provide the additional cash needed to meet the Company's obligations as they become due, and will allow the development of its core of business.

     Revenue recognition
     -------------------
     The Company recognizes income when earned. Most of the recurring monthly income involves monthly fees from clients who subscribe to the Company's fully hosted web products on terms ranging from six months to one year. When the term ends, clients normally go on a month-to-month basis or extend the contract for another six months to one year.

     Cash and Cash Equivalent
     ------------------------
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Fair value of financial instruments
     -----------------------------------
     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of June 30, 2001 and 2000, the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

     Property and Equipment
     ----------------------
     Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

                Furniture, fixtures & equipment         7 Years
                Computer equipment                      5 Years
                Commerce server                         5 Years
                Computer software                       3 - 5 Years
                Tenant improvements                     Length of the lease

     Property and equipment includes assets leased under capitalized leases with an original cost of $77,739 and $55,517 at June 30, 2001 and 2000, respectively. Amortization of assets under capitalized leases is included in depreciation and amortization expense. During the years ended June 30, 2001 and 2000, additions to fixed assets through capitalized leases totaled $35,960 and $34,665, respectively.

     Concentrations of Business and Credit Risk
     ------------------------------------------
     The Company operates in a single industry segment. The Company markets its services to companies and individuals in many industries and geographic locations. The Company's operations are subject to rapid technological advancement and intense competition in the telecommunications industry.

     Accounts receivable represent financial instruments with potential credit risk. The Company typically offers its customers credit terms. The Company makes periodic evaluations of the credit worthiness of its enterprise customers and other than obtaining deposits pursuant to its policies, it generally does not require collateral. In the event of nonpayment, the Company has the ability to terminate services.

     Advertising Costs
     -----------------
     The Company expenses the cost of advertising and promotional materials when incurred. Total advertising costs were $12,924 and $39,665 for the years ended June 30, 2001 and 2000, respectively.

     Stock-Based Compensation
     ------------------------
     The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

     Income Taxes
     ------------
     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




3.   OBLIGATIONS UNDER CAPITALIZED LEASES

     Lessor             Description                                     2001            2000
     ---------          ------------------------------                  ----            ----
     Bancorp            Payable in monthly installments of $362,
                        interest at 20%, matures in November 2001.      $ 1,049         $ 4,752

     Dell               Payable in monthly installments of $106,
                        interest at 29%, matured in March, 2001               -             846

     Heller             Payable in monthly installments of $362,
                        interest at 14%, matured in March, 2001               -           4,389

     New Court          Payable in monthly installments of $127,
                        interest at 18%, matured in March, 2001               -             948

     C.I.T.             Payable in monthly installments of $166,
                        interest at 18%, matures in October, 2003         3,794               -

     Amano              Payable in monthly installments of $285,
                        interest at 15%, matures in December, 2003        7,707               -

     Avaya              Payable in monthly installments of $655,
                        interest at 16%, matures in December, 2004       20,978               -

     First Federal      Payable in monthly installments of $463,
                        interest at 7%, matures in October, 2002          8,558          13,041

     Advanta            Payable in monthly installments of $539,
                        interest at 11%, matures in February, 2003       12,371          15,325
                                                                        -------         -------

                        Less current portion                             54,457          41,357
                         Long-term portion of obligations under
                          capitalized leases                            $33,746         $21,494
                                                                        =======         =======


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




3.   OBLIGATIONS UNDER CAPITALIZED LEASES (Continued)

     Minimum annual lease payments under capitalized lease obligations at June 30, 2001 are as follows:

                                        2002                          $  26,399
                                        2003                             22,598
                                        2004                              9,950
                                        2005                              3,929
                                                                      ----------
                                                                      $  62,876

         Less amounts representing interest                               8,419
                                                                      ----------
                                                                      $  54,457

         Less current portion                                            20,711
                                                                      ----------

         Long term portion of capitalized lease obligations           $  33,746
                                                                      ==========


4.   NOTE PAYABLE

     The Company has a note payable to a vendor in the amount of $50,000, bearing interest at 10%, with monthly interest payment only. The maturity date, which was originally October 15, 2001, has been subsequently amended to March 15, 2002. This note is secured by certain equipment of the Company.


5.   INCOME TAXES

     At June 30, 2001, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $498,000 and $496,000, respectively, which begin to expire in 2020 and 2005, respectively.

     The primary difference between the Company's effective income tax rate and the statutory federal rate for the years ended June 30, 2001 and 2000 relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of its realization. The valuation allowance was $250,000 and $150,000 at June 30, 2001 and 2000,
     respectively, representing an increase of $100,000 for the year ended June 30, 2001.


6.   CAPTIAL STOCK

     At June 30, 2001, the Company's $.01 par value common stock authorized is 15,000.000. The Company had 3,000,000 shares issued and outstanding at October 1, 1999. During the year ended June 30, 2000, the Company issued an additional 194,807 shares of common stock at $3 per share for a total of $412,269, net of $172,117 of stock issuance costs.

     On January 8, 2001, the Company declared a 3 for 1 stock split of its common stock. Subsequently, through private offering, the Company sold an additional 118,620 shares of stock for a total of $88,209, net of $30,411 of stock issuance costs. The Company also issued 40,000 shares of common stock to its landlord in exchange for $40,000 of improvements to the premises.


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




6.   CAPTIAL STOCK (Continued)

     At June 30, 2001, 1,800,000 shares were reserved for the shares to be issued under the Company's stock option plan (see note 7).

     The weighted average number of shares used for the basic and diluted loss per share was calculated as if the stock-split occurred at July 1, 1999. The original issuance of common stock was also considered as if they had been issued and outstanding at July 1, 1999, for the purpose of this calculation. The weighted average number of share used for the calculation of diluted loss per share is the same as the one used for the basic loss per share. The inclusion of any potential shares to be issued would have had an anti-dilutive effect due to the Company generating a loss.


7.   STOCK OPTIONS

     The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company. Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board"). Each option shall be exercisable in full or in installments and at such times as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth anniversary of the date on which the Option was granted (fifth anniversary in the case of an Incentive Option granted to a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Incentive Option shall be no less than the Fair Market Value of the Common Stock on the date the Option is granted (110% of the Fair Market Value in the case of a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Nonqualified Option shall be specified by the Board at the time the Option is granted, and may be less than, equal to or greater than the Fair Market Value of the shares of Common Stock on the date such Nonqualified Option is granted, but shall not be less than the par value of shares of Common Stock. The plan provides specific language as to the termination of Options granted hereunder.

     SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted, which has been estimated at $0 at the date of grant was determined using the minimum value option pricing model with the following assumptions:

                Risk free interest rate                 5.14% to 6.44%
                Stock volatility factor                 None
                Weighted average expected option life   10 years
                Expected dividend yield                 None


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




7.   STOCK OPTIONS (Continued)

     A summary of the Company's stock option activity and related information follows:

                                                        Year ended              Year ended
                                                       June 30, 2001           June 30, 2000
                                                       -------------           -------------
                                                                Weighted                Weighted
                                                                 average                 average
                                                                exercise                exercise
                                                    Options     price       Options     price
                                                    --------    ---------   -------     ---------
     Outstanding - beginning of year                  22,500     $1.00            -     $1.00
     Granted                                         571,500      1.00       22,500      1.00
     Exercised                                             -         -            -         -
     Forfeited                                             -         -            -         -
                                                     -------     -----       ------     -----
     Outstanding - end of year                       594,000     $1.00       22,500     $1.00
                                                     =======     =====       ======     =====
     Exercisable at the end of year                    7,563     $1.00            -     $   -
                                                     =======     =====       ======     =====
     Weighted average fair value of
        options granted during the year                          $   -                  $   -
                                                                 =====                  =====

     The weighted average remaining contractual life of options as of June 30, 2001 was as follows:

                                        Weighted
                                        average
                        Number of       ramaining
        Exercise        options         contractual     Options
        price           outstanding     life (years)    exerciseable
        --------        -----------     ------------    ------------
        $ 1.00            594,000               9.62           7,363


8.   COMMITMENTS AND CONTINGENCIES

     Operating Leases
     ----------------
     The following is a schedule, by years, of future minimum rental payments required under operating leases for the facilities and equipment. The lease for the facilities expires in 2007, and has 3 options to renew for each an additional period of one year. The following is a schedule of minimum lease payments for the next five years.


                Year Ending
                  June 30,
                ------------
                    2002                $ 109,115
                    2003                $  97,416
                    2004                $  93,972
                    2005                $  89,340
                    2006                $  87,459


     Total lease expense for the years ended June 30, 2001 and 2000 was $172,421 and $75,936, respectively.


                       See independent auditors' report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000
                        See independent auditors' report.




9.   CONCENTRATIONS

     For the year ended June 30, 2001 and 2000, the Company had one major customers who represented 16% and 14% of total revenue.

     Total accounts receivable from one customer represented 33% of total amounts due from customers at June 30, 2001. Total accounts receivable from one customer represented 18% of total amounts due from customers at June 30, 2000.


10.  SUBSEQUENT EVENTS

     The Company is in the process of filing a Form 10-SB with the SEC, and is contemplating a Public offering for the sale of securities in the future.





                       See independent auditors' report.

                                  WARP 9, INC.
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000




                           ACCOUNTANTS' REVIEW REPORT


Board of Directors
Warp 9, Inc.



       We have reviewed the accompanying balance sheets of Warp 9, Inc. as of December 31, 2001 and 2000 and the related statements of operations, shareholders' equity (deficit), and cash flows for the six months then ended. All information included in these financial statements is the representation of the management of Warp 9, Inc.

       We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

       As discussed in note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.


/s/ Rose, Snyder & Jacobs
Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

January 23, 2002

                                           WARP 9, INC.


                                         TABLE OF CONTENTS


                                                                         PAGE

ACCCOUNTANTS' REVIEW REPORT                                              F-13


BALANCE SHEETS                                                           F-14


STATEMENTS OF OPERATIONS                                                 F-15


STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)                             F-16


STATEMENTS OF CASH FLOWS                                                 F-17


NOTES TO  FINANCIAL STATEMENTS                                       F-18 - F-24


                                  WARP 9, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                    ASSETS
                                                                                    2001              2000
                                                                                   ------            ------
CURRENT ASSETS
Cash                                                                                  $ 56,465          $ 85,055
Accounts receivable, net of allowance for doubtful account of $0                       130,739            86,983
Advance to shareholder                                                                       -             1,515
Prepaid expenses                                                                         5,560             8,218
                                                                                        ------            ------

TOTAL CURRENT ASSETS                                                                   192,764           181,771
                                                                                      --------          --------


PROPERTY & EQUIPMENT, notes 3 and 4
Furniture, Fixtures & Equipment                                                         73,538            69,080
Computer Equipment                                                                     122,622            94,086
Commerce Server                                                                         50,000            50,000
Computer Software                                                                        3,536             2,536
Tenant Improvements                                                                     42,194                 -
                                                                                       -------                --
                                                                                       291,890           215,702
 Less: Accumulated depreciation & amortization                                        (128,755)          (84,007)
                                                                                      ---------          --------

NET PROPERTY & EQUIPMENT                                                               163,135           131,695
                                                                                      --------          --------


OTHER ASSETS
Lease deposit                                                                            7,029            12,670
Other assets                                                                             2,429             2,852
                                                                                        ------            ------
 TOTAL OTHER ASSETS                                                                      9,458            15,522
                                                                                        ------           -------

TOTAL ASSETS                                                                        $  365,357         $ 328,988
                                                                                    ==========        ==========

                    LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Note payable, note 4                                                                  $ 50,000          $ 50,000
Accounts payable                                                                        60,380            61,837
Accrued liabilities                                                                     40,946            27,821
Officer salaries payable                                                               207,849           128,182
Staff salaries payable                                                                  10,132            18,203
Current portion -obligations under capitalized leases, note 3                           20,830            17,016
                                                                                       -------           -------

TOTAL CURRENT LIABILITIES                                                              390,137           303,059
                                                                                      --------          --------

LONG TERM LIABILITIES
Obligations under capitalized leases, note 3                                            23,913            26,809
                                                                                       -------           -------

 TOTAL LONG TERM LIABILITIES                                                            23,913            26,809
                                                                                       -------           -------

TOTAL LIABILITIES                                                                      414,050           329,868
                                                                                      --------          --------


COMMITMENTS & CONTINGENCIES, note 8

SHAREHOLDERS' DEFICIT, note 6
Capital Stock                                                                           36,867            31,948
Additional Paid-in Capital                                                           1,099,763           612,769
Stock Issuance Costs                                                                  (251,962)         (172,118)
Accumulated deficit                                                                   (933,361)         (473,479)
                                                                                      ---------         ---------

 TOTAL SHAREHOLDERS' DEFICIT                                                           (48,693)             (880)
                                                                                       --------             -----

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                         $  365,357         $ 328,988
                                                                                    ==========        ==========


                            Prepared without audit.
                         See accountants' review report
                       and notes to financial statements


                                  WARP 9, INC.
                            STATEMENTS OF OPERATIONS
              FOR THE SIX MONTHS ENDED DECEMBER 31, 2001 AND 2000


                                                                                    2001               2000
                                                                                    ----               ----
REVENUE
Recurring monthly income, note 9                                                $      353,203       $    328,171
Other service income                                                                    82,641             94,971
Less: discounts & refunds                                                               (2,150)           (11,133)
                                                                               ----------------    ---------------

TOTAL REVENUE                                                                          433,694            412,009
                                                                                 --------------     -------------



COST AND EXPENSES
Cost of revenue                                                                         73,981             62,499
Selling, general and administrative expenses                                           452,837            552,551
Depreciation and amortization                                                           21,343             15,657
Research and development                                                                72,721                  -
Business development, note 6                                                            90,000                  -
                                                                                       -------        -----------

TOTAL COST AND EXPENSES                                                                710,882            630,707
                                                                                 --------------     -------------

OPERATING LOSS                                                                        (277,188)          (218,698)
                                                                                      ---------          ---------

OTHER INCOME (EXPENSES)
Interest income                                                                            352              3,326
Interest expense                                                                       (10,937)            (8,046)
                                                                                ---------------    ---------------

TOTAL OTHER INCOME (EXPENSES)                                                          (10,585)            (4,720)
                                                                                ---------------    ---------------


NET LOSS                                                                            $ (287,773)        $ (223,418)
                                                                                    ===========        ===========


Basic and diluted loss per share                                                       $ (0.03)           $ (0.02)
                                                                                       ========           ========

Weighted average number of shares                                                    9,885,259           9,584,421
                                                                                     ==========          =========


                            Prepared without audit.
                         See accountants' review report
                       and notes to financial statements.


                                                  WARP 9, INC.
                                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                           FOR THE PERIOD FROM JULY 1, 2000 THROUGH DECEMBER 31, 2001

                                                                      Additional       Stock
                                                        Common         Paid-in        Issuance       Accumulated
                                        Shares          Stock          Capital         Cost            Deficit           Total
                                        -------         ------         --------        -----           --------          -----

Balance, July 1, 2000                    3,194,807       $ 31,948        $ 612,768     $ (172,117)    $ (250,061)        $  222,538

Net loss                                        -              -                -              -        (223,418)         (223,418)
                                         ---------       --------         --------     ----------       ---------         ---------

Balance, December 31, 2000               3,194,807         31,948          612,768       (172,117)      (473,479)             (880)

Stock split, note 6                      6,389,614              -                -                             -                 -

Issuance of common stock, note 6           158,620          1,586          157,034        (30,411)             -           128,209

Net loss                                        -               -                -              -       (172,109)         (172,109)
                                         ---------      ---------         --------    -----------       ---------         ---------

Balance, June 30, 2001                   9,743,041         33,534          769,802       (202,528)      (645,588)          (44,780)

Issuance of common stock, note 6           333,293          3,333          329,961        (49,434)             -           283,860

Net loss                                        -               -                -              -       (287,773)         (287,773)
                                       -----------      ---------      -----------    -----------       ---------         ---------

Balance, December 31, 2001              10,076,334       $ 36,867       $1,099,763     $ (251,962)    $ (933,361)        $ (48,693)
                                       ===========      =========      ===========     ===========    ===========        ==========



                            Prepared without audit.
                         See accountants' review report
                       and notes to financial statement.



                                                                                    2001               2000
                                                                                    -----              ----
OPERATING ACTIVITIES
Net loss                                                                            $ (287,773)        $ (223,418)
Adjustments to reconcile net loss to net
  cash used by operating activities:
Depreciation and amortization                                                           21,343             15,657
Decrease (Increase) in accounts receivable                                              (6,769)            35,619
Decrease (Increase) in prepaid expenses                                                  4,396               (695)
Decrease in other assets                                                                   323                101
Increase (Decrease) in accounts payable                                                 60,014            (47,283)
Increase in officers salaries payable                                                   30,667             13,946
Increase in staff salaries payable & other liabilities                                   4,170              7,389
                                                                                        ------             ------

Net cash used by operating activities                                                 (173,629)          (198,684)
                                                                                      ---------          ---------

INVESTING ACTIVITIES
Purchase of property & equipment                                                        (2,499)            (2,620)
                                                                                        -------            -------

Net cash used by investing activities                                                   (2,499)            (2,620)
                                                                                        -------            -------

FINANCING ACTIVITIES
Issuance of common stock                                                               193,860                  -
Payments on capitalized lease obligations                                               (9,714)           (10,358)
                                                                                        -------           --------

Net cash provided (used) by financing activities                                       184,146            (10,358)
                                                                                      --------            --------

Net increase (decrease) in cash                                                          8,018           (211,662)
                                                                                        ------           ---------

Cash at beginning of period                                                             48,447            296,717
                                                                                       -------           ---------

Cash at end of period                                                                 $ 56,465           $ 85,055
                                                                                     =========          ==========


Supplemental disclosure of cash flow information Cash paid during the years for:

Interest                                                                              $ 10,937            $ 8,046
                                                                                     =========           =========


                            Prepared without audit.
                         See accountants' review report
                       and notes to financial statements.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



1.   ORGANIZATION

     Warp 9, Inc. (the "Company") was incorporated in the state of Delaware, under the name of eCommerceland, on August 27, 1999. The Company, based in Goleta, California, began operations October 1, 1999. Prior to October 1, 1999, the Company was operated as WARP 9 Technologies, LLC, ("Warp 9") a California limited liability company. Warp 9 was merged with and into eCommerceland effective at its close of business, September 30, 1999, and on December 21, 2000 changed its name to Warp 9, Inc. For accounting and reporting purposes, the "merger" was considered a continuation of the same business, under a different type of entity. The operations and ownership of Warp 9, Inc. were substantially the same as Warp 9 Technologies, LLC.

     The Company's primary source of income is service of their Warp 9 contracts, which relates to internet data service and fully hosted web based software products.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Going Concern
     -------------
     The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates the realizations of assets and satisfaction of liabilities and commitments in the normal course of business. As shown in the financial statements, the Company generated substantial losses, and has a net capital deficiency. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed in note 10, the Company is contemplating a public offering. Management believes this public offering will provide the additional cash needed to meet the Company's obligations as they become due, and will allow the development of its core of business.

     Interim financial statements
     ----------------------------
     In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included.

     Revenue recognition
     -------------------
     The Company recognizes income when earned. Most of the recurring monthly income involves monthly fees from clients who subscribe to the Company's fully hosted web products on terms ranging from six months to one year. When the term ends, clients normally go on a month-to-month basis or extend the contract for another six months to one year.

     Cash and Cash Equivalent
     ------------------------
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

     Fair value of financial instruments
     -----------------------------------
     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of June 30, 2001 and 2000, the Company's capital lease obligations and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.


                            Prepared without audit.
                         See accountants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Property and Equipment
     Property and equipment are stated at cost, and are depreciated or amortized using the straight-line method over the following estimated useful lives:

                Furniture, fixtures & equipment         7 Years
                Computer equipment                      5 Years
                Commerce server                         5 Years
                Computer software                       3 - 5 Years
                Tenant improvements                     Length of the lease


     Property and equipment includes assets leased under capitalized leases with an original cost of $67,473 and $64,838 at December 31, 2001 and 2000, respectively. Amortization of assets under capitalized leases is included in depreciation and amortization expense. During the six months ended December 31, 2001 and 2000, additions to fixed assets through capitalized leases totaled $0 and $12,826, respectively.

     Concentrations of Business and Credit Risk
     The Company operates in a single industry segment. The Company markets its services to companies and individuals in many industries and geographic locations. The Company's operations are subject to rapid technological advancement and intense competition in the telecommunications industry.

     Accounts receivable represent financial instruments with potential credit risk. The Company typically offers its customers credit terms. The Company makes periodic evaluations of the credit worthiness of its enterprise customers and other than obtaining deposits pursuant to its policies, it generally does not require collateral. In the event of nonpayment, the Company has the ability to terminate services.

     Advertising Costs
     The Company expenses the cost of advertising and promotional materials when incurred. Total advertising costs were $6,483 and $3,731 for the six months ended December 31, 2001 and 2000, respectively.

     Stock-Based Compensation
     The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

     Income Taxes
     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.


                            Prepared without audit.
                        See accountants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



3.       OBLIGATIONS UNDER CAPITALIZED LEASES

     Lessor             Description                                     2001            2000
     ---------          ------------------------------                  ----            ----
     Bancorp            Payable in monthly installments of $362,
                        interest at 20%, matures in November 2001.      $ 1,049         $ 4,752

     Dell               Payable in monthly installments of $106,
                        interest at 29%, matured in March, 2001               -             846

     Heller             Payable in monthly installments of $362,
                        interest at 14%, matured in March, 2001               -           4,389

     New Court          Payable in monthly installments of $127,
                        interest at 18%, matured in March, 2001               -             948

     C.I.T.             Payable in monthly installments of $166,
                        interest at 18%, matures in October, 2003         3,794               -

     Amano              Payable in monthly installments of $285,
                        interest at 15%, matures in December, 2003        7,707               -

     Avaya              Payable in monthly installments of $655,
                        interest at 16%, matures in December, 2004       20,978               -

     First Federal      Payable in monthly installments of $463,
                        interest at 7%, matures in October, 2002          8,558          13,041

     Advanta            Payable in monthly installments of $539,
                        interest at 11%, matures in February, 2003       12,371          15,325
                                                                        -------         -------

                        Less current portion                             54,457          41,357
                         Long-term portion of obligations under
                          capitalized leases                            $33,746         $21,494
                                                                        =======         =======


                            Prepared without audit.
                        See accoutnants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



3.       OBLIGATIONS UNDER CAPITALIZED LEASES (Continued)

     Minimum annual lease payments under capitalized lease obligations at June 30, 2001 are as follows:

                                        2002                          $  26,399
                                        2003                             22,598
                                        2004                              9,950
                                        2005                              3,929
                                                                      ----------
                                                                      $  62,876

         Less amounts representing interest                               8,419
                                                                      ----------
                                                                      $  54,457

         Less current portion                                            20,711
                                                                      ----------

         Long term portion of capitalized lease obligations           $  33,746
                                                                      ==========


4.   NOTE PAYABLE

     The Company has a note payable to a vendor in the amount of $50,000, bearing interest at 10%, with monthly interest payment only. The maturity date, which was originally October 15, 2001, has been subsequently amended to March 15, 2002. This note is secured by certain equipment of the Company.


5.   INCOME TAXES

     At June 30, 2001, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $498,000 and $496,000, respectively, which begin to expire in 2020 and 2005, respectively.

     The primary difference between the Company's effective income tax rate and the statutory federal rate for the six months ended December 31, 2001 and 2000 relates primarily to losses incurred for which no tax benefit was recognized. For financial reporting purposes, a valuation allowance has been recognized in an amount equal to such deferred tax benefits due to the uncertainty surrounding their ultimate realization.


6.   CAPTIAL STOCK

     On January 8, 2001, the Company declared a 3 for 1 stock split of its common stock. Subsequently, during the six months ended June 30, 2001, through private offering, the Company sold an additional 118,620 shares of stock for a total of $88,209, net of $30,411 of stock issuance costs. The Company also issued 40,000 shares of common stock to its landlord in exchange for $40,000 of improvements to the premises.

     During the six months ended December 31, 2001, the Company issued an additional 333,293 shares of common stock for a total of $283,860, net of $49,434 of stock issuance costs. Included in these shares were 90,000 shares issued to a consulting firm for business planning and development services, valued at $90,000.


                            Prepared without audit.
                        See accountants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



6.   CAPTIAL STOCK (Continued)

     At December 31, 2001, 1,800,000 shares were reserved for the shares to be issued under the Company's stock option plan (see note 7).

     The weighted average number of shares used for the basic and diluted loss per share was calculated as if the stock-split occurred at July 1, 2000. The weighted average number of share used for the calculation of diluted loss per share is the same as the one used for the basic loss per share. The inclusion of any potential shares to be issued would have had an anti-dilutive effect due to the Company generating a loss.


7.       STOCK OPTIONS

     The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company. Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board"). Each option shall be exercisable in full or in installments and at such times as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth anniversary of the date on which the Option was granted (fifth anniversary in the case of an Incentive Option granted to a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Incentive Option shall be no less than the Fair Market Value of the Common Stock on the date the Option is granted (110% of the Fair Market Value in the case of a greater-than-10% stockholder). The purchase price per share of the Common Stock under each Nonqualified Option shall be specified by the Board at the time the Option is granted, and may be less than, equal to or greater than the Fair Market Value of the shares of Common Stock on the date such Nonqualified Option is granted, but shall not be less than the par value of shares of Common Stock. The plan provides specific language as to the termination of Options granted hereunder.


     SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted, which has been estimated at $0 at the date of grant was determined using the minimum value option pricing model with the following assumptions:

                Risk free interest rate                 5.14% to 6.44%
                Stock volatility factor                 None
                Weighted average expected option life   10 years
                Expected dividend yield                 None


                            Prepared without audit.
                        See accountants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



7.   STOCK OPTIONS (Continued)

     A summary of the Company's stock option activity and related information follows:

                                                      Six months ended        Six months ended
                                                       December 31, 2001      December 31, 2000
                                                       ------------------     -----------------
                                                                Weighted                Weighted
                                                                 average                 average
                                                                exercise                exercise
                                                    Options     price       Options     price
                                                    --------    ---------   -------     ---------
     Outstanding - beginning of year                 594,000     $1.00       22,500     $1.00
     Granted                                          56,000      1.00       75,500      1.00
     Exercised                                             -         -            -         -
     Forfeited                                       (15,375)     1.00            -         -
                                                     -------     -----       ------     -----
     Outstanding - end of year                       634,625     $1.00       98,000     $1.00
                                                     =======     =====       ======     =====
     Exercisable at the end of year                   32,250     $1.00        3, 375    $   -
                                                     =======     =====       ======     =====
     Weighted average fair value of
        options granted during the year                          $   -                  $   -
                                                                 =====                  =====


     The weighted average remaining contractual life of options as of June 30, 2001 was as follows:

                                        Weighted
                                        average
                        Number of       ramaining
        Exercise        options         contractual     Options
        price           outstanding     life (years)    exerciseable
        --------        -----------     ------------    ------------
        $ 1.00            634,625               9.19          32,250



8.   COMMITMENTS AND CONTINGENCIES

     Operating Leases
     The following is a schedule, by years, of future minimum rental payments required under operating leases for the facilities and equipment. The lease for the facilities expires in 2007 and has 3 options to renew for each an additional period of one year. The following is a schedule of minimum lease payments for the next five years.

                Year Ending
                  June 30,
                ------------
                    2002                $ 109,115
                    2003                $  97,416
                    2004                $  93,972
                    2005                $  89,340
                    2006                $  87,459


     Total rental expense for the six months ended December 31, 2001 and 2000 was $54,566 and $84,911, respectively.


                            Prepared without audit.
                        See accountants' review report.

                                  WARP 9, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



9.   CONCENTRATIONS

     For the six months ended December 31, 2001 and 2000, the Company had one major customer who represented respectively 22% and 15% of total revenue.

     Total accounts receivable from one customer represented 42% of total amounts due from customers at December 31, 2001. Total accounts receivable from two customers represented 39% of total amounts due from customers at December 31, 2000.


10.  SUBSEQUENT EVENTS

     The Company is in the process of filing a Form 10-SB with the SEC, and is contemplating a Public offering for the sale of securities in the future.






                            Prepared without audit.
                        See accountants' review report.